

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 1, 2017

<u>Via E-Mail</u>
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 41**
> **Filed February 21, 2017**
> **File No. 024-10496**

Dear Mr. Dally:

We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. We note the disclosure in your offering circular supplement, filed January 19, 2017, that on January 11, 2017, you entered into a promissory note and security agreement with ISB pursuant to which, among other things, you granted to ISB a first priority security interest in all of your assets, subject to certain exceptions, including any Loans for which a series of LROs has been issued. Please tell us how this security interest impacts Groundfloor Finance's interest in the Loans and the terms of the LROs corresponding to such Loans.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava
        Benji Jones